Exhibit 99.1

Cellect Biotechnology Ltd Provides Corporate Update and Reports Second Quarter 2016 Financial Results

Raised Gross Proceeds of $8.4 Million through Pricing of July U.S. Initial Public Offering

Tel Aviv, Israel August 31, 2016 – Cellect Biotechnology Ltd. (NASDAQ: "APOP", TASE: "APOP"), a developer of innovative technology which enables the functional selection of stem cells, today provided a corporate update and announced financial results for the second quarter ended June 30, 2016.

Dr. Shai Yarkoni, Chief Executive Officer, said, “During the second quarter, we achieved significant progress in advancing preparations for our phase 1/2 clinical trial and regulatory activities related to the development of our first stem cell selection product, "Powered by Cellect"/Apotainer™. In addition, we recently entered into a collaboration with Accellta in order to evaluate the applicability of our technology to accelerate cell growth. We also received approval of a potential grant from the BIRD Foundation for our co-development program with a U.S. based company listed on Nasdaq.. This grant, if approved by the BIRD Foundation, will enable us to expedite the development of our ApotainerTM product.”

Recent Corporate Highlights:

•	Priced an initial public offering (IPO) in the U.S. resulting in gross proceeds of $8.4 million.

•	Signed a collaboration agreement with leading Israeli stem cell company, Accellta, whereby Accellta will receive a non-exclusive right to evaluate the impact of Cellect’s apoptotic induction-based technology on Accellta’s stem cell culturing technologies.

•	Received notification from the Tel Aviv Stock Exchange (TASE) that it would be included in the TASE Composite Index, the TASE Biomed Index and the TASE BlueTech Index, effective June 15, 2016.

•	Awarded a potential $0.9 million grant, for our co-development program with a U.S. based partner listed on Nasdaq, by the BIRD Foundation, which was established by the U.S. and Israeli governments to stimulate, promote and support industrial research and development mutually beneficial to both countries, in support of the development and commercialization of Cellect’s groundbreaking stem cell selection technology.

Second Quarter 2016 Financial Results:

•	Research and development (R&D) expenses for the second quarter of 2016 were $0.5 million, compared to $0.5 million in the first quarter of 2016 and $0.4 million in the second quarter of 2015. The reasons for this change as compared to the first quarter of 2016 are a slight decrease in pre-clinical and other expenses related to the preparation for the Phase 1/2 clinical trial (mainly the healthy volunteers study), offset by a slight increase in IP related expenses and regulatory and quality assurance consulting expenses.

•	General and administrative (G&A) expenses for the second quarter of 2016 were $0.4 million, compared to $0.5 million in the first quarter of 2016 and $0.2 million in the second quarter of 2015. The decrease from the second quarter of 2016 as compared to the first quarter of 2016 was primarily due to $0.03 million in professional services and $0.04 million in share based compensation.

•	Net loss for the second quarter of 2016 was $0.8 million, or $0.01 per share, compared to $1.0 million, or $0.012 per share, in the first quarter of 2016, and $0.6 million, or $0.006 per share, in the second quarter of 2015.

Balance Sheet Highlights:

•	Cash and cash equivalents (including marketable securities) totaled $3.0 million as of June 30, 2016, compared to $3.1 million on December 31, 2015, and $4.3 million on June 30, 2015. The reason for the change compared to December 31, 2015, is primarily due to NIS 8 million ($2 million) raised through the private placement completed in March 2016, offset by cash used in operations during the period. However, the cash balance as of June 30, 2016 does not include the gross proceeds of $8.4 million raised through the U.S. IPO, which closed on August 3, 2016.

•	Shareholders' equity totaled $3.3 million as of June 30, 2016, compared to $2.7 million on December 31, 2015, and $4.1 million on June 30, 2015.

* For the convenience of the reader, the amounts have been translated from NIS into U.S. dollars, at the representative rate of exchange on June 30, 2016 (U.S. $1 = NIS 3.846).

About Cellect Biotechnology Ltd.

Cellect Biotechnology is traded on both the NASDAQ and Tel Aviv Stock Exchange (NASDAQ: "APOP", TASE: "APOP"). The Company develops an innovative technology which enables the functional selection of stem cells based on their sensitivity to apoptosis. This functional-based selection is a breakthrough technology in the ability to isolate stem cells from any given tissue, and may improve a variety of stem cells applications.

The Company’s first planned product line is expected to include unique containers for cell selection in an apoptosis-inducing microenvironment. Cellect’s first planned commercial product candidate is a medical kit designed for the cancer treatment bone marrow transplantations market, as well as other markets which require cell selection. The Company plans that in the future its technology will be integrated in many production procedures of stem cell-based products.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss the potential for the BIRD Foundation Grant and the description of our technology and its proposed uses. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would not suggest different conclusions or that historical results referred to herein would not be interpreted differently in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.'s final prospectus dated July 29, 2016 filed with the SEC, which is available on the SEC's website, www.sec.gov. and in the Company’s period filings with the Tel-Aviv Stock Exchange.

U.S. Investor Contact:
Bob Yedid
Managing Director
LifeSci Advisors, LLC
mrice@lifesciadvisors.com
(646) 597-6989

Cellect Biotechnology Ltd

Consolidated Statement of Operation

	Convenience
	translation
	Six months ended	Six months ended		Three months ended
	June 30,	June 30,		June 30,
	2016	2016	2015	2016	2015
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands, except share and per share data)

Research and development expenses	957	3,679	2,556	1,848	1,372

General and administrative expenses	922	3,547	1,347	1,617	755

Other income	(73)	(280)	-	(280)	-

Operating loss	1,806	6,946	3,903	3,185	2,127

Financial income	(5)	(18)	(4)	(13)	-

Financial expenses	11	41	64	8	9

Total comprehensive loss	1,812	6,969	3,963	3,180	2,136

Loss per share:

Basic and diluted loss per share	0.023	0.088	0.052	0.039	0.026

Weighted average number of shares outstanding used to compute basic and diluted loss per share	79,113,097	79,113,097	72,926,653	81,456,571	74,727,976

Cellect Biotechnology Ltd

Consolidated Balance Sheet Data

ASSETS

	Convenience
	translation
	June 30,	June 30,	December 31,
	2016	2016	2015
	Unaudited	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands, except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	1,433	5,510	3,913
Marketable securities	1,598	6,148	7,829
Accounts receivable	421	1,619	412

	3,452	13,277	12,154
NON-CURRENT ASSETS:
Restricted cash	5	20	20
Property, plant and equipment, net	347	1,335	1,187

	352	1,355	1,207

	3,804	14,632	13,361
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	183	703	466
Other accounts payable	279	1,074	2,394

	462	1,777	2,860
EQUITY:
Ordinary shares of no par value: Authorized: 500,000,000 shares at December 31, 2015, June 30, 2015 and 2016; Issued and outstanding: 75,949,888*) at December 31, 2015 and June 30, 2015 and 81,737,325*) at June 30, 2016.	-	-	-
Share premium	11,478	44,144	36,725
Share-based payments	1,432	5,507	3,603
Treasury shares	(2,451)	(9,425)	(9,425)
Accumulated deficit	(7,117)	(27,371)	(20,402)

	3,342	12,855	10,501

	3,804	14,632	13,361
*)	Net of 2,686,693 treasury shares of the Company held by the Company.

Cellect Biotechnology Ltd

Consolidated Cash Flow Data

	Convenience
	translation
	Six months ended	Six months ended		Three months ended
	June 30,	June 30,		June 30,
	2016	2016	2015	2016	2015
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands)
Cash flows from operating activities:
Net loss	(1,812)	(6,969)	(3,963)	(3,180)	(2,136)

Adjustments to reconcile net loss to net cash used in operating activities:
Financial expenses, net	2	9	59	(11)	7
Loss (gain) from revaluation of financial assets presented at fair value through profit and loss	-	(1)	(3)	-	1
Depreciation	47	180	26	103	13
Capital loss from sell of property, plant and equipment	2	9	-	9	-
Share-based payment	393	1,510	532	633	238
Decrease (increase) in accounts receivable	(198)	(760)	(2)	(291)	32
Increase (decrease) in accounts payable	(129)	(495)	193	(134)	293
Interest received	-	-	1	-	1
Net cash used in operating activities	(1,695)	(6,517)	(3,157)	(2,871)	(1,551)

Cash flows from investing activities:
Proceeds from the sale of property, plant and equipment	25	95	77	95	-
Investment in marketable securities measured at fair value through profit and loss	(31)	(120)	-	-	-
Sale of marketable securities measured at fair value through profit and loss	468	1,801	1,430	-	830
Purchase of property, plant and equipment on credit	(180)	(692)	-	-	-
Purchase of property, plant and equipment	(112)	(432)	(7)	(77)	-
Net cash provided by investing activities	170	652	1,500	18	830

Cash flows from financing activities:
Exercise of stock options	2	7	104	7	104
Issue of share capital, net of issue costs	1,941	7,464	6,292	(370)	6,292
Net cash provided by financing activities	1,943	7,471	6,396	(363)	6,396
Exchange differences on balances of cash and cash equivalents	(2)	(9)	(59)	11	(7)
Increase (decrease) in cash and cash equivalents	416	1,597	4,680	(3,205)	5,668
Balance of cash and cash equivalents at the beginning of the period	1,017	3,913	2,122	8,715	1,134
Balance of cash and cash equivalents at the end of the period	1,433	5,510	6,802	5,510	6,802